SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES EXCHANGE ACT OF l934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

The M Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP plc

6 Ely Place

Dublin 2, Ireland

THE M PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of The M Plan:

We have audited the accompanying statements of net assets available for benefits of The M Plan (the “Plan”) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008 and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/ BENCIVENGA WARD & COMPANY CPA’s, P.C.

Valhalla, New York

June 24, 2010

THE M PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Investments, at fair value	$125,163,303	$100,955,533

Receivables:
Employer contributions	1,795,606	142,950
Employee contributions	330,939	—
Accrued investment income	6,163	6,056

Total receivables	2,132,708	149,006

Total assets	127,296,011	101,104,539

LIABILITIES:
Return of excess employee contributions	34,498	249,741

Total liabilities	34,498	249,741

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	127,261,513	100,854,798

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,938,930	3,918,961

NET ASSETS AVAILABLE FOR BENEFITS	$129,200,443	$104,773,759

See accompanying notes to financial statements .

THE M PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2009

ADDITIONS:

CONTRIBUTIONS:

Participant contributions	$9,664,144
Employer contributions	4,272,787
Rollover contributions	294,155

Total contributions	14,231,086

INVESTMENT INCOME:

Net appreciation in fair value of investments	20,122,181
Loan repayment interest	86,793
Interest and dividend income	2,166,876

Total investment income	22,375,850

ASSETS TRANSFERRED IN	200,001

Total Additions	36,806,937

DEDUCTIONS:

Benefits paid to participants	12,367,603
Administrative expenses	12,650

Total Deductions	12,380,253

INCREASE IN NET ASSETS	24,426,684

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	104,773,759

End of year	$129,200,443

See accompanying notes to financial statements.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008 AND

FOR THE YEAR ENDED DECEMBER 31, 2009

1.	DESCRIPTION OF THE PLAN

The following description of The M Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General - The Plan was established effective as of January 1, 2001. Effective August 1, 2003, the Plan name was changed from the “MyShare Retirement Plan” to “The M Plan.” The Plan is a defined contribution 401(k) plan sponsored by GroupM Worldwide, Inc. (the “Company”), a wholly-owned subsidiary of WPP plc. The Plan covers substantially all employees of GroupM Worldwide, Inc., Mindshare, MAXUS, Mediaedge:cia LLC, Mediacom Worldwide Inc., Beyond Interaction, IEG, Inc., Leverage Group, Inc., Catalyst and 24/7 Real Media (each an indirect wholly-owned subsidiary of WPP plc, each a participating “Employer” and collectively the participating “Employers”) who have attained age 18. The Retirement Plan Committee of the Company controls and manages the operation and administration of the Plan. During 2009, Merrill Lynch Bank and Trust Company, FSB, the Trustee and Custodian for the Plan, merged into Bank of America, N.A. and Bank of America, N.A. became the successor Trustee and Custodian for the Plan. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions - Participants may contribute up to 50 percent of their pretax annual compensation, as defined by the Plan. The Company and each participating Employer may contribute a matching contribution equal to 50 percent of the first 6 percent of compensation that a participant contributes to the Plan. In addition, each year the Company and each participating Employer, at its discretion, may contribute a profit sharing contribution. A participant must complete 1,000 hours of service during the plan year and be employed on the last day of the plan year in order to receive the profit sharing contribution. Additional matching contributions may be contributed at the discretion of each participating Employer. All contributions are subject to Internal Revenue Code (“IRC”) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Employer’s matching and profit sharing contributions, the Employer’s discretionary contributions, if any, and investment earnings. Individual accounts are charged with withdrawals, losses and an allocation of administrative expenses. The benefit to which a participant is entitled to is the participant’s vested account balance.

Investments - Participants direct the investment of their account balances from among various investment options offered under the Plan. The Plan offers a number of mutual funds, including a family of target retirement funds, two common collective trust funds and a WPP Stock Fund, which invests in American Depositary Shares (“ADSs”) of WPP plc (“WPP plc ADSs”).

Participant Loans - Participants may borrow from their accounts up to a maximum of $50,000, or 50 percent of their vested account balance, whichever is less. Loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan Administrator. At December 31, 2009 interest rates ranged from 3.25% to 10 1/2% for outstanding loans. Participant loans as of December 31, 2009 and 2008 were $1,694,291 and $1,728,780 respectively.

Vesting - Participants are vested immediately in their own contributions plus actual earnings thereon. Vesting in the Employer’s contribution is based on years of service. Prior to January 1, 2007, participants were 100 percent vested in their profit sharing contributions after 5 years of service and 100 percent vested in their matching contributions after 3 years of service. Effective January 1, 2007, participants are 100 percent vested in their portion of profit sharing contributions after 3 years of service.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008 AND

FOR THE YEAR ENDED DECEMBER 31, 2009

1.	DESCRIPTION OF THE PLAN (continued)

Vesting (continued) -

Forfeitures arising from the account balances of terminated participants are used to reduce future Employer contributions or Plan expenses. Forfeited non-vested accounts for the years ended December 31, 2009 and 2008 were approximately $232,000 and $666,000, respectively. During 2009, approximately $640,000 of cumulative forfeitures were used to reduce employer matching contributions.

Payment of Benefits - Upon termination of employment due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period not exceeding the life expectancy of the participant or the participant’s designated beneficiary. The Company may distribute participant account balances in a lump-sum without consent to terminated participants whose vested account balances are $1,000 or less.

Administrative Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan Document.

Plan Termination - Although it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to provisions in ERISA. In the event of Plan termination, the accounts of all participants affected shall become fully vested and non-forfeitable. Assets remaining in the trust fund will be distributed to participants and beneficiaries in proportion to their respective account balances.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Recent Accounting Pronouncements - In April 2009, the Financial Accounting Standards Board (“FASB”) issued guidance under ASC 820, formerly known as FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Indentifying Transactions That are Not Orderly. This guidance reaffirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The guidance also reaffirms the need to use judgment in determining if a formerly active market has become inactive and in determining fair values when the market has become inactive. This guidance was adopted by the Plan during 2009 and did not have a material impact on the Plan’s accompanying financial statements.

In June 2009, the FASB issued guidance under ASC 105, Generally Accepted Accounting Principles, which was formerly referred to as FASB Statement of Financial Accounting Standards No. 168, FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – A Replacement of FASB Statement No. 162. This guidance establishes the FASB Accounting Standards Codification (“Codification”) as the source of authoritative U.S. generally accepted accounting principles (“GAAP”) for nongovernmental entities. The Codification supersedes all existing non-SEC accounting and reporting standards. Rules and interpretive releases of the SEC under authority of federal security laws remain authoritative GAAP for SEC registrants. This guidance and the Codification are effective for financial statements issued for annual periods ending after September 15, 2009. As the Codification did not change existing GAAP, the adoption did not have an impact on the Plan’s accompanying financial statements.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008 AND

FOR THE YEAR ENDED DECEMBER 31, 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued) -

During 2009, the Plan adopted FASB Statement No. 165, Subsequent Events, or ASC 855, which was issued in May 2009 and is effective for fiscal years and interim periods ending after June 15, 2009. ASC 855 requires evaluation of subsequent events through the date of financial statement issuance. The adoption of this guidance is reflected in these financial statements.

In September 2009, the FASB issued ASC Update 2009-12, Fair Value Measurements and Disclosures (Topic 820) – Investment in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). This update provides guidance on estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value. It permits the use of the investment’s net asset value as a practical expedient to determine fair value. This guidance also required additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance is effective for periods ending after December 15, 2009. The adoption did not have a material impact on the Plan’s financial condition or results of operations and all applicable disclosures are included in these financial statements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest-rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

Excess Contributions - The plan is required to return contributions received during the plan year in excess of the IRC limits. As of December 31, 2009 and 2008, the Plan recorded a liability of $34,498 and $249,741 respectively, which were refunded to participants as required during 2010 and 2009.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The FASB ASC 962 (formerly known as FASB Staff Position, No. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans) requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the Plan. As required by the ASC, the statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008 AND

FOR THE YEAR ENDED DECEMBER 31, 2009

3.	FAIR VALUE MEASUREMENTS

The Plan’s investments are reported at fair value in the statements of net assets available for benefits classified for 2009 and 2008 as follows:

		Fair Value Measurements Using
As of December 31, 2009	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$87,063,326	$87,063,326	$—	$—
Common collective trusts	34,094,603	—	34,094,603	—
Participant loans	1,694,291	—	1,694,291	—
WPP Stock Fund	2,147,626	2,147,626	—	—
Cash and pending settlement fund	163,457	163,457	—	—

Total	$125,163,303	$89,374,409	$35,788,894	$—

		Fair Value Measurements Using
As of December 31, 2008	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$67,530,236	$67,530,236	$—	$—
Common collective trusts	30,373,254	—	30,373,254	—
Participant loans	1,728,780	—	1,728,780	—
WPP Stock Fund	1,302,055	1,302,055	—	—
Cash and pending settlement fund	21,208	21,208	—	—

Total	$100,955,533	$68,853,499	$32,102,034	$—

The Plan adopted FASB ASC 820 (formerly known as FASB Statement 157, Fair Value Measurements), as of January 1, 2008. ASC 820 does not determine or affect the circumstances under which fair value measurements are used, but defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008 AND

FOR THE YEAR ENDED DECEMBER 31, 2009

3.	FAIR VALUE MEASUREMENTS (continued)

to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. This guidance establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority; Level 2 inputs are significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data; and Level 3 inputs are significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability and have the lowest priority. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of investments.

Level 1 Fair Value Measurements

The fair value of mutual funds and the WPP Stock Fund is based on quoted net asset values of the shares held by the Plan at year-end.

Level 2 Fair Value Measurements

The Bank of America, N.A. Equity Index Trust (“EIT”), a common collective trust, invests primarily in a portfolio of equity securities valued at fair value based on quoted prices in active markets for the underlying securities.

The Bank of America, N.A. Retirement Preservation Trust (“Trust”), a common collective trust, invests primarily in synthetic guaranteed investment contracts. The Trust seeks to provide preservation of capital, liquidity and current income levels that are typically higher than those achieved by money market funds. The Trust is valued at fair value based on the fair value of the underlying assets and includes an adjustment in the statements of net assets available for benefits to present these investments at contract value. Participant-directed redemptions at contract value ordinarily have no restrictions; nevertheless, certain events, such as premature termination of the contract by the Plan or termination of the Plan, can limit the Plan’s ability to transact at contract value with the Trust. In those events, the amounts withdrawn may be payable at fair value rather than contract value. However, based upon experience to date, the Plan Administrator does not believe that such events are probable of occurring. Investment contracts may have elements of risk due to lack of a secondary market and resale restrictions, which may result in the inability of the Trust to sell a contract at a fair price and may substantially delay sale of contracts that the Trust seeks to sell.

The value of the participant loans is equal to the amortized cost of the loans, which approximates fair value. The participant loans’ fair value is ultimately based on observable market inputs such as interest rates and other relevant factors.

4.	INVESTMENTS

The Plan’s investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008 are as follows:

	December 31, 2009		December 31, 2008
Description of Investment	Shares	$ Value	Shares	$ Value
Equity Index Trust XIII	807,029.1828	7,933,097	784,845.3941	6,098,249
Retirement Preservation Trust	28,100,436.3000	26,161,506	28,193,966.4600	24,275,005
American Capital World GR & Inc R4	252,302.3823	8,583,327	232,464.3260	6,164,954
American Europacific Growth R4	175,437.2288	6,617,492		*
Mainstay Large Cap Growth Fund	1,989,866.7713	12,456,566	2,025,604.7807	9,074,709
Vanguard Primecap Fund	196,409.3370	11,672,607	190,815.5218	8,498,923
PIMCO Total Return Fund	1,406,652.5415	15,191,848	1,413,173.9271	14,329,584
Oppenheimer Main St. Small Cap Fund	371,522.2556	6,464,487		*

*	This investment did not represent 5% or more of the Plan’s net assets available for benefits at December 31, 2008.

THE M PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008 AND

FOR THE YEAR ENDED DECEMBER 31, 2009

4.	INVESTMENTS (continued)

During the year ended December 31, 2009, the Plan’s investments, including gains and losses on investments bought and sold as well as held throughout the year, appreciated in value as follows:

Investment Category
Common collective trust funds	$1,782,300
Mutual funds	17,478,522
WPP Stock Fund	861,359

Net appreciation of investments	$20,122,181

5.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of common collective trust funds and mutual funds managed by Bank of America, N.A., who is the Trustee and Custodian of the Plan. These investments qualify as party-in-interest transactions.

The Plan also provides participants the option to invest in the WPP Stock Fund, a party-in-interest. At December 31, 2009 the Plan held 44,144 WPP plc ADSs in the WPP Stock Fund valued at $2,147,626, and at December 31, 2008 the Plan held 44,003 WPP Group plc ADSs in the WPP Stock Fund valued at $1,302,055.

These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties in interest.

Fees incurred by the Plan for the investment management services from the Trustee were $12,048 for the year ended December 31, 2009.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service issued a letter of determination, dated January 28, 2004, stating that the Plan was designed in accordance with applicable requirements of the IRC. Subsequently, the Plan was amended. However, the Plan Administrator believes the Plan continues to be in compliance with, and is currently being operated in accordance with, the applicable requirements of the IRC.

7.	ASSETS TRANSFERRED IN

During 2009, the Plan accepted transfers of assets representing participant accounts from The Savings and Investment Plan and the Grey Healthcare Group, Inc. 401k Profit Sharing Plan.

8.	SUBSEQUENT EVENTS

The Plan’s management evaluated subsequent events through June 24, 2010, the date on which the financial statements were issued and no additional disclosures were required.

*****

THE M PLAN

Form 5500, Schedule H, Part IV, Line 4i -

Schedule of Assets (Held at End of Year) -

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Common Collective Trusts:
*	Bank of America, N.A.	Equity Index Trust XIII	*	*	$7,933,097
*	Bank of America, N.A.	Retirement Preservation Trust	*	*	26,161,506

	Total common collective trusts				34,094,603

	Mutual Funds:
	The Oakmark Funds	The Oakmark Equity & Income Fund	*	*	1,388,716
	Columbia Funds	Columbia Mid Cap Value Fund Z	*	*	2,205,920
	American Funds	American Capital World GR & Inc R4	*	*	8,583,327
	American Funds	American Europacific Growth R4	*	*	6,617,492
	American Funds	American Growth Fund of America R4	*	*	1,235,895
	Eaton Funds	Eaton Vance Large Cap Value Fund	*	*	3,998,974
	Oppenheimer Funds	Oppenheimer Main St. Small Cap Fund	*	*	6,464,487
	Manning & Napier	Manning & Napier Retirement Target Income	*	*	147,608
	Manning & Napier	Manning & Napier Retirement Target 2020	*	*	1,637,750
	Manning & Napier	Manning & Napier Retirement Target 2030	*	*	1,035,218
	Manning & Napier	Manning & Napier Retirement Target 2040	*	*	1,481,045
	Manning & Napier	Manning & Napier Retirement Target 2010	*	*	276,609
	Mainstay Investments	Mainstay Large Cap Growth Fund	*	*	12,456,566
	PIMCO	PIMCO Total Return Fund	*	*	15,191,848
	Davis	Davis New York Venture CL Y	*	*	2,351,445
	Munder Funds	Munder Midcap Core Growth Fund Y	*	*	2,104,186
	Vanguard	Vanguard Windsor Fund II	*	*	4,766,021
	Vanguard	Vanguard Primecap Fund	*	*	11,672,607
	Vanguard	Vanguard/Wellington Fund Inc.	*	*	3,189,238
*	Bank of America, N.A.	FFI Government Fund	*	*	258,374

	Total mutual funds				87,063,326

	Participant Loans:
*	Various participants	Loans (maturing 2010 to 2024 at interest rates from 3.25% to 10.5%)			1,694,291

	WPP Stock Fund:
*	WPP plc	American Depositary Shares	*	*	2,147,626

	Cash and pending settlement fund				163,457

	Total assets (held at end of year)				$125,163,303

*	Permitted party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included above

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE M PLAN

Date: June 28, 2010	By:	/s/ Timothy P. Cecere
	Name:	Timothy P. Cecere
	Title:	Director of Human Resources,
Group M NA

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm